Via Facsimile and U.S. Mail
Mail Stop 4720

September 17, 2009

Mr. John M. Matovina
Treasurer & Chief Financial Officer
American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440
West Des Moines, Iowa 50266

Re: American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
File No. 1-31911

Dear Mr. Matovina:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3- Legal Proceedings, page 23

1. Please revise your disclosure to state the names of the opposing parties, including the named plaintiffs in the pending class action law suit, and also describe what relief is sought for each litigation action as well.

Management's Discussion and Analysis
Critical Accounting Policies

Derivative Instruments-Index Products, page 31

2. Please revise to disclose the counterparties' and your non-performance risk rates used and why you believe these rates are appropriate in your circumstances. Describe the model and assumptions used to determine the rates. In addition, include a sensitivity analysis of the reasonably likely changes in the assumptions underlying non-performance credit risk.

Deferred Policy Acquisition Costs and Deferred Sales Inducements, page 32

3. Please provide a sensitivity analysis with regards to deferred policy acquisition cost and deferred sales inducement amortization reflecting changes in assumptions underlying your projections.

Financial Condition
Investments, page 41

4. Please revise your disclosure to explain why losses of $11.6 million on equity securities with a fair value of $20.3 million at December 31, 2008 that have been in a continuous loss position for more than 12 months were not considered to be other than temporary impairments and recognized as a loss. In addition, please provide us quantified information on losses for more than nine months and more than six months explaining why those losses were not considered to be other than temporary. Please tell us if any of these equity securities at December 31, 2008 were subsequently sold and a realized loss was recognized.

5. You state on page 47 that "where there is a decline in the market value of equity securities, other than temporary impairment is not recognized when we anticipate a recovery of cost within a reasonable period of time." Please clarify what you mean by "reasonable period of time."

6. With regards to your commercial mortgage loans on real estate, you indicate that the loan to value ratio is calculated using the underwriting and appraisal at the time the loan was issued. Please revise to disclose current market values of underlying collateral.

2. Fair Values of Financial Instruments

Derivative Instruments, page F-20

7. Please revise to explain what "quoted market prices from the counterparties, adjusted for the credit risk of the counterparty" represents. Tell us how it complies with SFAS 157. Further, revise to clarify the extent that you considered your own non-performance risk.

Annuity policy benefit reserves and coinsurance deposits, page F-20

8. You state that "the company is not required to and has not estimated the fair value of its liabilities under other contracts." Please disclose what those other contracts relate to and the authoritative literature that supports your conclusion.

Form 10-Q for the quarter ended March 31, 2009

Notes to Consolidated Financial Statements

3. Investments, page 13

9. With regards to the determination of the credit loss component of a mortgage-backed security discussed on page 18, please disclose the following:
    a.   what cash flow modeling techniques you are using (i.e. probability weighted or best estimate) and how these models are developed,
    b.   the assumptions used in your cash flow projections,
    c.   the cash flow modeling techniques and assumptions your independent third party contributors are using that you compare your analysis to,
    d.   the third party assumptions used for default projections, and
    e.   the seniority of the tranche within the structure of the securities.

    Clarify if these cash flow projections are discounted and how any discount rate is determined.

10. Please revise your disclosure of other-than-temporary credit-related impairments to include quantification of the significant inputs used to measure the amount of your credit losses. Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

Form 10-Q for the quarter ended June 30, 2009

Notes to Consolidated Financial Statements

7. Income Taxes, page 25

    11. You eliminated the entire valuation allowance of $34.5 million as of June 30, 2009 which was initially recorded at December 31, 2008. Please disclose the facts and circumstances that occurred during the second quarter that changed the more likely than not assumption regarding your future taxable income from capital gain sources.

Management's Discussion and Analysis
Results of Operations, page 31

    12. Please revise to explain the reason that your losses on call options purchased to fund annual index credits on index annuities for the six months ended June 30, 2009 did not appear to economically hedge the increase in your embedded derivative liability associated with those index annuities as shown on your statements of operations. In this revised disclosure, also describe any revised derivative investment strategy and why you changed it.

Financial Condition
Investments, page 37

    13. Please revise your disclosure to explain the difference between the table presented on page 45 (amortized cost and fair value of securities that had unrealized losses greater than 20%) and the table presented on page 47 (amortized cost and fair value of securities on the "watch list"). In this regard, it appears that the table on page 45 indicates no securities with unrealized losses greater than 20% that were in an unrealized loss position twelve months or greater, while the table on page 47 appears to indicate the existence of securities with unrealized losses greater than 20% that were in an unrealized loss position twelve months or greater.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis

Base Pay and Discretionary Cash Bonuses, page 21

    14. We acknowledge that you are in the process of reviewing your procedures for granting executive compensation in light of your recent change in senior management. We note that your past practice has been to have your Chief Executive Officer make recommendations to your Compensation Committee with

Mr. John M. Matovina
American Equity Investment Life Holding Company
September 17, 2009
Page 5

respect to the compensation paid to other Named Executive Officers. To the extent that your review has progressed, please provide us with draft disclosure for next year's proxy statement that reflects your restructured compensation practices. In particular, we are interested in the factors that will be weighed in determining compensation, including the achievement or lack thereof of any individual and corporate performance objectives and goals. If these goals are quantitative, e.g., minimum, target or maximum levels of performance, please disclose such levels. Please also confirm that you will disclose the extent of achievement by the company or individuals of any quantitative or non-quantitative performance criteria, goals or objectives and how this achievement, or lack thereof, impacted all forms of compensation awarded to your NEOs. Also, if you intend to benchmark your executive compensation against that awarded by peer companies, please disclose this and identify the peer companies. Your disclosure should be as specific as possible.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202 551-3715with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief Accountant